SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Deerfield Capital Corp.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

244331302
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 244331302
1		NAME OF REPORTING PERSON Gregory H. Sachs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)		(a) | | (b) | |
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 300,816
	6	SHARED VOTING POWER 79,994¹
	7	SOLE DISPOSITIVE POWER 300,816
	8	SHARED DISPOSITIVE POWER 179,994¹
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,810
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%²
12		TYPE OF REPORTING PERSON (See Instructions) IN
__________________
¹
Represents 79,994 shares held in the GHS 2006 SCM Trust for the benefit of Mr. Sachs’ children.  Although Mr. Sachs is not the trustee, and accordingly does not have voting power or dispositive power over these shares, he may from time to time direct the trustee to vote and dispose of these shares.  Mr. Sachs disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

²
Based on 6,505,465 shares of Common Stock outstanding as of November 7, 2008 as reported on the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed with the Commission on November 11, 1008.

Item 1.

	(a)	Name of Issuer:

The name of the issuer is Deerfield Capital Corp. (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

The Issuer's principal executive offices are located at 6250 North River Road, 9th Floor, Rosemont, IL 60018.

Item 2.

	(a)	Name of Person Filing:

Gregory H. Sachs

	(b)	Address of Principal Business Office, or if none, Residence:

c/o Redleaf Management Company
615 N. Wabash Ave.
Chicago, IL 60611

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, par value $.001 per share (the "Common Stock")

	(e)	CUSIP Number:

244331302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based upon 6,505,465 shares of Common Stock issued and outstanding as of November 7, 2008.

	A.	Amount Beneficially Owned:

Gregory H Sachs, may be deemed to beneficially own 380,810 shares of Issuer.  Mr. Sachs disclaims beneficial ownership of the 79,994 shares of Common Stock held in the GHS 2006 SCM Trust for the benefit of Mr. Sachs’ children, except to the extent of his pecuniary interest therein.

	B.	Percent of Class:

5.9%

	C.	Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 300,816
(ii) Shared power to vote or direct the vote: 79,994³
(iii) Sole power to dispose or direct the disposition: 300,816
(iv) Shared power to dispose or direct the disposition: 79,994³
__________________
³
Represents 79,994 shares held in the GHS 2006 SCM Trust for the benefit of Mr. Sachs’ children.  Although Mr. Sachs is not the trustee, and accordingly does not have voting power or dispositive power over these shares, he may from time to time direct the trustee to vote and dispose of these shares.  Mr. Sachs disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

/s/ Gregory S. Sachs
Gregory H. Sachs